

July 17, 2014

Via E-Mail
Stephen J. Sather
Chief Executive Officer
El Pollo Loco Holdings, Inc.
3535 Harbor Blvd., Suite 100
Costa Mesa, CA 92626

> **Re:** **El Pollo Loco Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 14, 2014**
> **File No. 333-197001**

Dear Mr. Sather:

We have reviewed your responses to the comments in our letter dated July 8, 2013 and have the following additional comments. Please note the page references refer to the marked version of your filing provided by counsel.

Prospectus Summary, page 1

Our Sponsors, page 8

1. Please revise to disclose here the payments you will make to your existing owners under the Income Tax Receivable Agreement.

Summary Consolidated Financial and Other Data, page 11

2. Please revise your summary to include a footnote which shows how weighted average shares used in computing basic and diluted pro forma net income per share for the thirteen weeks end March 26, 2014 and March 27, 2013, and for fiscal year 2013 were determined.

Dilution, page 38

3. Reference is made to the table at the bottom of page 38. We note you disclose that the total price paid for the purchase of common stock by existing shareholders represents an amount totaling $240,607,000; however, this amount appears to include amounts related to stock-based compensation and other items unrelated to the purchase of common stock. Please revise the amount to include solely the consideration paid by existing shareholders for the purchase of common stock.

New Plan Benefits, page 88

4. We note that you plan to grant options under your 2014 incentive plan in connection with the completion of the offering. Please revise your MD&A to state the additional compensation expense you expect to record for the issuance of such options, if material.

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

12. Stock-Based Compensation, page F-22

5. We note from the last sentence on page F-22 that you granted options during 2013 and 2012 at a price of $4.09. Your prior filing indicated that such options were granted at a pre-split price of $50. Therefore, it appears the adjusted post-split option price should be $5.84. Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Heather Clark at (202) 551-3624 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor

cc: Via E-mail
        Richard B. Aftanas, Esq.